SEC 17004910

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FEB 28 2017

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06-23-2016 (MM/DD/YY) AND ENDING 12-31-2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRG CAPITAL ADVISORS, LLC DBA BRG CAPSTONE CAPITAL ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Cedar Street
(No. and Street)

Wenham	MA	01984
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

290 West Mount Pleasant Ave #3310	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Kenneth Siegel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRG Capital Advisors, LLC, as of 12/31/16, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

2/20/17

Title

KRYSTYL JENKINS -MY- COMMISSION EXPIRES APR 3, 2018 NEW HAMPSHIRE NOTARY PUBLIC

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

PERIOD FROM JUNE 23, 2016 (Registration date) to DECEMBER 31, 2016

BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
(A Limited Liability Company)
For the period June 23, 2016 through December 31, 2016
Table of Contents

CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
BRG Capital Advisors, LLC d/b/a BRG Capstone Capital Advisors

We have audited the accompanying statement of financial condition of BRG Capital Advisors, LLC d/b/a BRG Capstone Capital Advisors as of December 31, 2016. This financial statement is the responsibility of BRG Capital Advisors, LLC d/b/a BRG Capstone Capital Advisors' management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BRG Capital Advisors, LLC d/b/a BRG Capstone Capital Advisors as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

Livingston, New Jersey
February 24, 2017

CITRIN COOPERMAN & COMPANY, LLP
290 W. MT. PLEASANT AVENUE LIVINGSTON, NJ 07039 | TEL 973.218.0500 | FAX 973.218.7160 CITRINCOOPERMAN.COM

BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION

December 31, 2016

ASSETS

Cash	$	393,839
Accounts receivable		16,667
Other assets		32,728
Total assets	$	443,234

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	40,911
Unearned revenue		25,000
Total liabilities		65,911
Member's equity:		
Member's equity		377,323
Total liabilities and member's equity	$	443,234

See accompanying notes to statement of financial condition

BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

CCMA Investments, LLC was organized as a limited liability company under the laws of the state of Delaware in February 2015. In July 2015, management filed a certificate of amendment with the state of Delaware to change the name of the entity to BRG Capital Advisors, LLC (the "Company"). On June 23, 2016, the Company received authorization from the Financial Industry Regulatory Authority, Inc. ("FINRA") for membership and commenced operations, doing business under the name BRG Capstone Capital Advisors.

The Company, a wholly-owned subsidiary of BRG (Capital Markets) Holdings, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

Basis of Presentation

The Statement of Financial Condition has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue Recognition

Debt and equity private placement transactions are recorded when the services under the contractual arrangement are completed, the income is reasonably determinable and the collection is assured.

Introduction fees are recorded when the transaction is completed.

Furniture and Equipment

Furniture and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to furniture and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

As a single-member limited liability company, the Company is considered to be a disregarded entity for income tax purposes, with its income and expenses reported on the tax return of its Parent. Additionally, as a limited liability company, the Parent is not a taxpaying entity for income tax purposes. Therefore, no provision or liability for income taxes has been included in the accompanying Statement of Financial Condition.
At December 31, 2016, management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that no allowance for doubtful accounts was required at December 31, 2016.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first 12 months of operations. At December 31, 2016, the Company had net capital of $327,928 which was $319,689 in excess of its required net capital of $8,239. The Company's net capital ratio was .201 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company has expense sharing agreements with its Parent and with BRG Research Group, LLC, its ultimate parent.

In accordance with the agreement with the Parent, certain expenses were allocated to the Company during the period June 23, 2016 (registration date) through December 31, 2016, of which $1,631 was unpaid and is included in accounts payable on the accompanying statement of financial condition.

Expenses allocated from the ultimate parent were allocated during the period June 23, 2016 (registration date) through December 31, 2016, which included an allocation of rent. Of these allocated costs, $12,746 was unpaid and is included in accounts payable on the accompanying statement of financial condition.

Since these entities are under common control, such costs could differ significantly from those that would have been incurred if the entities were autonomous.

NOTE 4 - CONCENTRATION OF CREDIT RISK

The Company maintains its cash in an account with a financial institution which, at times, may exceed federally insured limits. Exposure to such risk is reduced by placing their cash with a high quality institution. The Company has not experienced any losses in this account through December 31, 2016.

The carrying amounts of cash, accounts receivable and accounts payable approximate fair value at December 31, 2016 because of the relatively short maturity of these instruments.

NOTE 4 - CONCENTRATION OF CREDIT RISK (continued)

The Company transacts business with a limited number of parties. Four customers accounted for all of the Company's fee revenue during the period June 23, 2016 (registration date) through December 31, 2016. Additionally, two customers represented all of the Company's accounts receivable at December 31, 2016.

NOTE 5 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2017, the date on which the Statement of Financial Condition was available to be issued. Based on this evaluation no disclosures or adjustments were required to the financial statement as of December 31, 2016.